UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 March 2022, London UK

European Medicines Agency (EMA) accepts marketing authorisation application for daprodustat

●        Submission for the treatment of anaemia of chronic kidney disease based on the ASCEND Phase III clinical trial programme, consisting of five trials that all met their co-primary efficacy and safety endpoints

●        EMA file acceptance is the first major regulatory milestone for daprodustat since the approval of Duvroq in Japan

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that the European Medicines Agency (EMA) validated the marketing authorisation application (MAA) for daprodustat, an investigational oral hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI), for the treatment of patients with anaemia of chronic kidney disease (CKD). Daprodustat was developed based upon the unique Nobel Prize-winning science that demonstrated how cells sense and adapt to oxygen availability.

The MAA includes positive data from the ASCEND Phase III clinical trial programme, which included five pivotal studies assessing the efficacy and safety of daprodustat for the treatment of anaemia across the course of CKD. Results from the key cardiovascular outcomes studies were published in the New England Journal of Medicine in November 2021 and included non-dialysis (ASCEND-ND) and dialysis (ASCEND-D) patients. These studies demonstrated that daprodustat improved and/or maintained haemoglobin (Hb) within target level (10-11.5 g/dL) without increased major adverse cardiovascular events (MACE) in the intention-to-treat populations in each pivotal study, compared to the standard of care, an erythropoietin stimulating agent (ESA), across both non-dialysis and dialysis patient settings.

Daprodustat is currently approved in Japan as Duvroq for patients with renal anaemia. The submission to the EMA is the first major regulatory milestone since the approval of Duvroq in Japan in 2020. Regulatory filings are anticipated to continue throughout 2022 with health authorities worldwide.

About the ASCEND Phase III clinical trial programme
The ASCEND programme includes five Phase III studies to assess the efficacy and safety profile of daprodustat for the treatment of anaemia of CKD across the disease pathway. The programme enrolled over 8,000 patients who were treated for up to 4.26 years. Results from all five studies were presented at the American Society of Nephrology's Kidney Week 2021.

Results from the two pivotal cardiovascular outcomes studies, ASCEND-ND and ASCEND-D, which investigated patients not on dialysis and on dialysis, respectively, were also published in the New England Journal of Medicine[i],[ii]:

●         ASCEND-ND (Anaemia Studies in CKD: Erythropoiesis via a Novel PHI Daprodustat-Non-Dialysis) enrolled 3,872 non-dialysis dependent patients with anaemia of CKD who were either switched from standard of care (ESA) or not currently receiving ESA therapy to receive daprodustat or ESA control (darbepoetin alfa). Iron management protocols were instituted across both arms in the study. The study met its primary efficacy and safety endpoints. Results showed daprodustat improved and/or maintained Hb within target level (10-11.5 g/dL) for these patients, and the primary safety analysis of the ITT population showed that daprodustat achieved non-inferiority of MACE compared to ESA control.

●         ASCEND-D (Anaemia Studies in CKD: Erythropoiesis via a Novel PHI Daprodustat-Dialysis) enrolled 2,964 dialysis patients with anaemia of CKD who were switched to receive daprodustat or ESA control from a standard of care ESA therapy. A uniform iron management protocol was instituted across both arms of the study. The study met its primary efficacy and safety endpoints. Results showed daprodustat improved or maintained Hb within target levels (10-11.5 g/dL) for these patients, and the primary safety analysis of the ITT population showed that daprodustat achieved non-inferiority of MACE compared to ESA control.

About anaemia of chronic kidney disease

CKD, characterised by progressive loss of kidney function, is an increasing global public health burden.[iii] Risk factors for CKD include hypertension, diabetes, obesity and primary renal disorders.iii Furthermore, CKD is an independent risk factor for cardiovascular disease.iii Anaemia is an important and frequent complication of CKD.[iv] However, it is often poorly diagnosed and undertreated in patients with early-stage CKD, such as those not on dialysis.iv When left untreated or undertreated, anaemia of CKD is associated with poor clinical outcomes and leads to a substantial burden on patients and healthcare systems.iv

About daprodustat

Daprodustat, a HIF-PHI, belongs to a novel class of oral medicines indicated for the treatment of anaemia of CKD in adult patients not on dialysis and on dialysis. Inhibition of oxygen-sensing prolyl hydroxylase enzymes stabilises hypoxia-inducible factors, which can lead to transcription of erythropoietin and other genes involved in the correction of anaemia, similar to the physiological effects that occur in the human body at high altitude. Daprodustat has been developed to provide a convenient oral treatment option for patients with anaemia of CKD.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
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Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's Q4 Results and any impacts of the COVID-19 pandemic.

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[1] Singh A, et al. Daprodustat for the Treatment of Anemia in Patients Not Undergoing Dialysis. N Engl J Med. 2021; 385:2313-2324.
1 Singh A, et al. Daprodustat for the Treatment of Anemia in Patients Undergoing Dialysis. N Engl J Med. 2021;385:2325-2335.
[1]iii Hill NR, Fatoba ST, Oke JL, et al. Global prevalence of chronic kidney disease - A systematic review and meta-analysis. PLoS One. 2016;11(7):e0158765.
iv St Peter WL, Guo H, Kabadi S, et al. Prevalence, treatment patterns, and healthcare resource utilization in Medicare and commercially insured non-dialysis-dependent chronic kidney disease patients with and without anemia in the United States. BMC Nephrol. 2018;19(1):67.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 01, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc